EXHIBIT 99.1

JOINT FILING AGREEMENT

This joint filing agreement (this “Agreement”) is made and entered into as of August 28, 2018, by and among QAR Industries, Inc. and Robert Fitzgerald.

The parties to this Agreement agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5, Schedule 13D or Schedule 13G, and any and all amendments thereto, and any other document relating thereto required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

QAR Industries, Inc.

By:	/s/ Robert Fitzgerald
Name: Robert Fitzgerald
Title: President

/s/ Robert Fitzgerald
Robert Fitzgerald